Exhibit 99.2

Security Class
Holder Account Number
Black or Blue pen preferred. Print in CAPITAL letters inside the boxes.
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Proxy Form - Annual Meeting of Shareholders to be held on April 8, 2014
Notes to Proxy Form
1. Every shareholder has the right to appoint a proxyholder, who need not be a shareholder, to attend, vote and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons designated in this form of proxy, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the shareholder is a corporation, the proxy should be signed by its duly authorized officer(s). Signatories on behalf of a corporation, trust, estate or under power of attorney or similar authority should specify the capacity in which they sign. Documentation may be required evidencing authority.
3. This form of proxy revokes any proxy previously given with respect to the meeting.
4. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed to the shareholder.
5. The shares represented by a properly executed proxy will be voted for or against or withheld from voting or the shareholder may vote to abstain, as applicable, in each case as instructed by the shareholder. This form of proxy confers discretionary authority on the proxyholder to vote as they wish in respect of each matter set forth herein if no choice is specified and in respect of any amendments or other matters that may properly come before the meeting. Unless otherwise specified, the proxyholders designated by management in this form of proxy will vote FOR items
1, 2 and 3 and AGAINST items 4 through 9.
6. If you mark the ABSTAIN box, you are directing your proxy to ABSTAIN from voting FOR or AGAINST that item. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal. The number of abstentions will be tabulated in the voting results.
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7. This form of proxy should be read with the accompanying Notice of Meeting and Management Proxy Circular.
METHOD OF VOTING
To Vote by Mail
Complete, sign and date the reverse hereof.
Return this Proxy in the envelope provided or to
Computershare Trust Company of Canada
100 University Avenue, 8th floor
Toronto, Ontario M5J 2Y1
To Vote by Fax
Complete, sign and date the reverse hereof.
Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is NO CHARGE for this call.
Forward it by fax to 416-263-9524 for calls outside Canada and the U.S.
Proxies must be received by 5:00 p.m. Eastern Daylight Time, April 7, 2014.
29JA14045_0108ZH

This Proxy is solicited by and on behalf of Management of The Bank of Nova Scotia.
Appointment of Proxyholder
The undersigned holder of Common Shares of
The Bank of Nova Scotia hereby appoints:
John T. Mayberry, Chairman of the Board, or failing him, Brian J. Porter, President and Chief Executive Officer, or failing them, N. Ashleigh Everett, Chair of the Corporate Governance Committee
OR
Print the name of the person you are appointing instead of the foregoing as proxyholder of the undersigned, with the power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual Meeting of Shareholders of The Bank of Nova Scotia to be held on April 8, 2014 and any adjournment(s) thereof, as directed herein if a choice is specified by the undersigned or, if no choice is specified, as the proxyholder sees fit, and with authority to act in the proxyholder’s discretion in respect of such amendments or variations and other matters as may properly come before the meeting.
The Directors recommend shareholders vote FOR items 1, 2 and 3 below:
1. Election of Directors
For
Withhold
Guillermo E. Babatz
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Ronald A. Brenneman
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C.J. Chen
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Charles H. Dallara
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For
Withhold
David A. Dodge
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N. Ashleigh Everett
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John C. Kerr
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Thomas C. O’Neill
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For
Withhold
Brian J. Porter
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Aaron W. Regent
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Indira V. Samarasekera
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Susan L. Segal
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For
Withhold
Paul D. Sobey
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Barbara S. Thomas
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2. Appointment of KPMG LLP as auditors
For
Withhold
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3. Advisory vote on non-binding resolution on Executive Compensation Approach
For
Against
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Shareholder Proposals (set out in Schedule A of the accompanying Management Proxy Circular)
The Directors recommend shareholders vote AGAINST the Shareholder Proposals below:
For
Against
Abstain
4. Shareholder Proposal 1 – Filling Anticipated Vacancies
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5. Shareholder Proposal 2 – Phasing Out Stock Options as a Form of Compensation
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6. Shareholder Proposal 3 – Pay its Fair Share of Taxes
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For
Against
Abstain
7. Shareholder Proposal 4 – Say on Pay on Executive Compensation: Addressing Dissatisfactions
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8. Shareholder Proposal 5 – Pension Plans and Transparency
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9. Shareholder Proposal 6 – Director Share Ownership
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Shareholder Signature(s) - Sign Here - This section must be completed.
Signature(s)
Day
Month
Year
Quarterly Reports Request
Mark this box if you WANT to receive (or continue to receive) Quarterly Financial Statements and MD&A by mail. If you do not mark this box and return this form, Quarterly Reports will not be sent to you in 2014.
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Annual Report Waiver
Mark this box if you do NOT want to receive the Annual Financial Statements and MD&A. If you do not mark this box, the Annual Report will continue to be sent to you.
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BNSQ
048366
AR2
29JA14045_01090I